中信泰富有限公司

BY COURIER

Exemption No. 82-5232



CITIC PACIFIC

Date : 22nd April, 2005



05007606

Securities and Exchange Commissi
Division of Corporate Finance
Office of International Corporate Fi
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL



RECEIVED
APR 25 2005
179

Dear Sirs,

Re: CITIC Pacific Limited ("the Company")

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, copies of which are enclosed herewith, that the Company since March 22, 2005 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

PROCESSED
MAY 03 2005
THOMSON
FINANCIAL

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED



Alice Tso
Company Secretary

Encl.
AT/wy/LTR-2430

CITIC Pacific Ltd 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111 Fax: 2877 2771 Email: contact@citicpacific.com Web Site: www.citicpacific.com

Annexure

CITIC Pacific Limited

List of Information that the Company since March 22, 2005 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company

1. Document : Notice of 2005 Annual General Meeting
   Date : March 29, 2005
   Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE ("HKSE Listing Rules"))

2. Document : Notification of Change of Secretary and Director (Appointment/Cessation)
   Date : April 1, 2005
   Entity Requiring Item : Hong Kong Companies Registry

3. Document : Consent to Act as Director or Alternate Director
   Date : April 1, 2005
   Entity Requiring Item : Hong Kong Companies Registry

4. Document : Return of Allotments
   Date : April 4, 2005
   Entity Requiring Item : Hong Kong Companies Registry

5. Document : Monthly Return on Movement of Listed Equity Securities
   Date : April 7, 2005
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

6. Document : Annual Report 2004
   Date : April 12, 2005 (distribution date)
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

7. Document : Summary Financial Report 2004
   Date : April 12, 2005 (distribution date)
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

8. Document : Explanatory Statement and Memorandum, Notice of 2005 Annual General Meeting and Proxy Form
   Date : March 29, 2005
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

9. Document : Notification to shareholders on corporate communications and reply slip
   Date : April 12, 2005
   Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)

10. Document : Press Announcement on Investment in Daye
    Date : April 21, 2005
    Entity Requiring Item : HKSE (pursuant to HKSE Listing Rules)


CITIC Pacific Limited
中信泰富有限公司
CITIC PACIFIC

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Two Pacific Place, Supreme Court Road, Hong Kong on Thursday, 12 May 2005 at 10:30 a.m. for the following purposes:

1. To receive and consider the audited accounts and the Reports of the Directors and the Auditors for the year ended 31 December 2004.
2. To declare a final dividend for the year ended 31 December 2004.
3. To re-elect retiring Directors.
4. To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.
5. To consider as Special Business and, if thought fit, pass the following resolution as a Special Resolution:

   "**THAT** the Articles of Association of the Company be altered by:

   (a) deleting the existing Article 104(A) in its entirety and substituting therefor the following as new Article 104(A):

   "104. (A) Every Director, including those appointed for a specific term, shall be subject to retirement by rotation at least once every three years. At each annual general meeting one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to one-third, shall retire from office. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. In addition, there shall also be required to retire by rotation any Director who at an annual general meeting of the Company shall have been a Director at each of the preceding two annual general meetings of the Company and who was not elected or re-elected at either such annual general meeting and who has not otherwise ceased to be a Director (either by resignation, retirement, removal or otherwise) and been re-elected by general meeting of the Company at or since either such annual general meeting. The retiring Directors shall be eligible for re-election."; and

   (b) inserting the following sentence into Article 107 immediately after the words "as an addition to the Board.":

   "Any Director so appointed to fill a casual vacancy shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election, but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting.""

6. To consider as Special Business the following resolution as an Ordinary Resolution:

   "**THAT**:

   A. subject to paragraph (C), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers;

   B. the mandate in paragraph (A) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

   C. the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (A), otherwise than pursuant to (i) Rights Issue or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company pursuant to the New Articles of Association of the Company from time to time, shall not exceed twenty per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said mandate shall be limited accordingly;

   D. for the purpose of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

   i. the conclusion of the next Annual General Meeting of the Company; or
   ii. the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or
   iii. the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

   "Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

7. To consider as Special Business the following resolution as an Ordinary Resolution:

   "**THAT**:

   A. a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution;

   B. for the purpose of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

   i. the conclusion of the next Annual General Meeting of the Company; or
   ii. the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or
   iii. the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

8. To consider as Special Business the following resolution as an Ordinary Resolution:

   "**THAT** conditional upon the passing of Resolutions (6) and (7) set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution (7) shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution (6)."

By Order of the Board
Alice Tso Mun Wai
Company Secretary
Hong Kong, 29 March 2005

Registered Office:
32nd Floor, CITIC Tower
1 Tim Mei Avenue
Central, Hong Kong

Notes:

(i) The Register of Members will be closed from Friday, 6 May 2005 to Thursday, 12 May 2005, both days inclusive, during which period no transfer of shares will be effected.

(ii) Any member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

(iii) To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority must be deposited at the registered office of the Company not less than forty-eight hours before the time for holding the meeting or adjourned meeting or poll (as the case may be) at which the person named in such instrument proposes to vote.

(iv) Further information concerning re-election of the retiring directors and Resolutions (5) to (8) will be included in a circular to be despatched to members on 12 April 2005.

As at the date of this announcement, the executive directors of the Company are Messrs Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Vernon Francis Moore, Peter Lee Chung Hing, Norman Yuen Kee Tong, Yao Jinrong, Chang Zhenming, Li Shilin, Carl Yung Ming Jie and Liu Jifu; the non-executive directors of the Company are Messrs Willie Chang, André Desmarais and Peter Kruyt (alternate director to Mr André Desmarais); and the independent non-executive directors of the Company are Messrs Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.



公司註冊處
Companies Registry

秘書及董事更改通知書(委任/離任)
Notification of Change of Secretary and Director (Appointment/Cessation)

(公司條例第 158(4) 及 (4A) 條)
(Companies Ordinance s. 158(4) & (4A))

表格 Form D2A

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

2 更改詳情 Details of Change

A. 離任秘書/董事的資料 Particulars of Secretary/Director Ceasing to Act

(如涉及超過一名秘書/董事，請用續頁 A 填報 Use Continuation Sheet A if more than 1 secretary/director is involved).

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 7) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

個人秘書/董事的姓名 Name of Individual Secretary/Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English

(註 Note 8) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number

或 OR

(註 Note 9) 法人團體秘書/董事的中文及英文名稱
Chinese and English Names of Corporate Secretary/Director

離任原因 Reason for Cessation ☐ 辭職/其他 Resignation/Others ☐ 去世 Deceased

(註 Note 10) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY

(註 Note 11) 請述明上述離任董事/候補董事在離任日期後，是否繼續擔任公司的候補董事/董事職位
Please indicate whether the Director/Alternate Director ceasing to act will continue to hold office as Alternate Director/Director in the Company after the date of cessation

☐ 是 Yes
☐ 否 No

(註 Note 5) 提交人的資料 Presentor's Reference

姓名 Name: CITIC Pacific Limited 中信泰富有限公司
地址 Address: 32nd Floor, CITIC Tower, 1Tim Mei Avenue, Central, Hong Kong
電話 Tel:– 傳真 Fax: –
電郵地址 E-mail Address:–
檔號 Reference: –

請勿填寫本欄 For Official Use

RECEIVED
01 -04- 2005
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **D2A**

公司編號 Company Number: **145656**

2 更改詳情 Details of Change (續上頁 cont'd)

B. 獲委任的個人秘書／董事的資料 Particulars of Individual Secretary／Director Appointed

(如委任超過一名個人秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to: -

中文姓名 Name in Chinese	張立憲
英文姓名 Name in English	Chang (姓氏 Surname) / Li Hsien, Leslie (名字 Other Names)
前用姓名 Previous Names	-
別名 Alias	-
(註 Note 13) 住址 Residential Address	Flat 8A, Tregunter Tower 2, 14 Tregunter Path, Mid Level, Hong Kong 國家 Country: –
(註 Note 14) 電郵地址 E-mail Address	-

(註 Note 15) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: K745329(9)

b 海外護照 Overseas Passport: 簽發國家 Issuing Country: – ; 號碼 Number: --

委任日期 Date of Appointment: 01 (日 DD) 04 (月 MM) 2005 (年 YYYY)

(註 Note 16) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☑ 否 No

表格 Form **D2A**

公司編號 Company Number

145656

2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) **C. 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed**

(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 18) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to:

(註 Note 19) 中文名稱 Name in Chinese:

(註 Note 19) 英文名稱 Name in English:

(註 Note 20) 地址 Address: 國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 Date of Appointment: 日 DD / 月 MM / 年 YYYY

(註 Note 22) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment ☐ 是 Yes ☐ 否 No

本通知書包括 ______ 張續頁 A、______ 張續頁 B 及 ______ 張續頁 C。

This Notification includes 0 Continuation Sheet(s) A, 0 Continuation Sheet(s) B and 0 Continuation Sheet(s) C.

簽署 Signed :

姓名 Name : Alice Tso Mun Wai
~~董事 Director~~／秘書 Secretary *

日期 Date : 01 / 04 / 2005
日 DD / 月 MM / 年 YYYY

請刪去不適用者 Delete whichever does not apply

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)



公司註冊處
Companies Registry

出任董事或候補董事職位同意書
Consent to Act as Director or Alternate Director

(公司條例第 158(5)條)
(Companies Ordinance s. 158(5))

表格 Form **D3**

重要事項 Important Note

- 請用黑色墨水列印。
  Please print in black ink.

公司編號 Company Number: 145656

公司名稱 Company Name: CITIC Pacific Limited 中信泰富有限公司

本人 I, Chang Li Hsien, Leslie 張立憲 同意出任上述公司的 consent to act as the above company's
(請填報姓名 Please state full name)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

[√] 執行董事, Executive Director

[ ] 候補董事, Alternate Director — 代替 Alternate to:
(請填報獲代替行事的董事姓名或名稱 Please state full name of the principal director)

生效日期為 with effect from 01 / 04 / 2005 (日 DD / 月 MM / 年 YYYY)，並確認本人已年滿十八歲。, and confirm that I have attained the age of 18 years.

簽署 Signed: [signature]

日期 Date: 01 / 04 / 2005
日 DD / 月 MM / 年 YYYY

提交人的資料 Presentor's Reference

姓名 Name: CITIC Pacific Limited 中信泰富有限公司
地址 Address: 32nd Floor, CITIC Tower, 1Tim Mei Avenue, Central, Hong Kong
電話 Tel: – 傳真 Fax: –
電郵地址 E-mail Address: –
檔號 Reference: –

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

請勿填寫本欄 For Official Use

文件日期 RECEIVED
01-04-2005
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)



公 司 註 冊 處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

145656

1 公司名稱 Company Name

CITIC Pacific Limited
中信泰富有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	18	3	2005
至 To	22	3	2005

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HKD	12,000.00
已繳及應繳的溢價總額 [第5A(a) . 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B (a)]	HKD	568,000.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HKD	876,856,064.00

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: CITIC Pacific Limited 中信泰富有限公司
地址 Address: 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
電話 Tel: 2820 2111 傳真 Fax: -
電郵地址 E-mail Address: -
檔號 Reference:

請勿填寫本欄 Fo

Your Receipt
Companies Registry
H.K.

04/04/2005 11:08:25
Submission No.: 235002496
CR NO.: 0145656
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$568.00

Paid By

Receipt No.	Method	Amount(HKD)

表格 Form **SC1**

公司編號 Company Number

145656

5 本次股份分配的詳情 **Details of this Allotment**

A. 現金支付的分配股份 **Shares Allotted for Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Shares	20,000	HKD0.40	HKD19.90	Nil	HKD19.50	HKD390,000.00
Shares	10,000	HKD0.40	HKD18.20	Nil	HKD17.80	HKD178,000.00

(註 Note 9) B. 非現金支付的分配股份 **Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

N/A

表格 Form **SC1**

公司編號 Company Number

145656

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Shares	
Mak Kai Lert Russell	Flat G, 13/F., Block 17, Chi Fu Fa Yuen, Pokfulam, Hong Kong	20,000	
Tso Mun Wai	Flat A, 18/F., Block 7, King's Park Villa, 1 King's Park Rise, Kowloon	10,000	
	各類別股份分配的總數 Total Shares Allotted by Class	30,000	Nil

簽署 Signed：



姓名 Name ： Alice Tso Mun Wai

~~董事 Director~~／秘書 Secretary *

日期 Date： 4th April, 2005

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

FORM I

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st March, 2005

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : CITIC Pacific Limited
(Name of Company)

Alice Tso Mun Wai Tel No.: 2820-2111
(Name of Responsible Official)

Date : 7th April, 2005

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : 2. Preference shares :

✓. Other classes of shares : please specify : shares

4. Warrants : please specify :

(B) Movement in Authorised Share Capital:

	No. of ~~ordinary~~ shares/ ~~Preference shares~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	3,000,000,000	0.40	1,200,000,000
Increase/(Decrease) (EGM approval date): ( )	---	--	---
Balance at close of the month	3,000,000,000	0.40	1,200,000,000

(C) Movement in Issued Share Capital:

	No. of ~~Ordinary~~ shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	2,192,110,160	--	---
Increase/~~(Decrease)~~ during the month	30,000	--	---
Balance at close of the month :	2,192,140,160	--	---

...1/2

(D) Details of Movement :

* please delete and insert 'N/A' wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 18.20	9,550,000	--	10,000	--	9,540,000	10,000
2. CITIC Pacific Share Incentive Plan 2000 Exercise price: HK$ 19.90	11,130,000	--	20,000	--	11,110,000	20,000
WARRANTS* Date of Expiry N/A	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1.______ Subscription price: HK$ ____ 2.______ Subscription price: HK$ ____						
CONVERTIBLES* Class N/A	Units	Converted (Units)			Units	
______ Convertible price: HK$____						
OTHER ISSUES OF SHARES* N/A						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date:				
Bonus Issue		Issue and allotment Date:				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price:	Issue and allotment Date :				
Others (please specify)	Price:	Issue and allotment Date :				

Total No. of ~~ordinary~~ shares/~~preference shares/other classes of shares~~ increased/~~(decreased)~~ during the month: 30,000

Remarks : ____________________

Authorised Signatory:



Name : Alice Tso Mun Wai

Title : Company Secretary

Note:

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